

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2019

Guilherme Rajime Takahashi Saraiva
Managing Director A
Petrobras Global Finance B.V.
Weena 762
3014 DA Rotterdam
The Netherlands

Rafael Salvador Grisolia
Chief Financial Officer and Chief Investor Relations Officer
Petróleo Brasileiro S.A.—Petrobras
Avenida República do Chile, 65
20031-912 – Rio de Janeiro – RJ, Brazil

      Re: Petrobras Global Finance B.V.
           Petróleo Brasileiro S.A.—Petrobras
           Registration Statement on Form F-3
           Filed December 28, 2018
           File No. 333-229096

Dear Mr. Saraiva:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Kevin Dougherty at (202) 551-3271 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Natural Resources